Exhibit 99.1

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Purple Biotech Ltd. (the “Company”) will be held on Wednesday, December 22, 2021, at 4:30 p.m. Israel time at the Company’s executive offices at4 Oppenheimer Street, Science Park, Rehovot, Israel, for the following purposes:

1.      To approve the election of Isaac Israel, Suzana Nahum-Zilberberg and Ori Hershkovitz as members of the third class of directors of the Board of Directors, each for a three-year term until the annual general meeting of shareholders to be held in 2024, and until their respective successors are duly elected and qualified;

2.      To approve the issuance by the Company of a letter of exemption and letter of indemnification to Robert Gagnon, as a member of our Board of Directors;

3.      To approve the grant of equity-based awards to each of (a) Dr. Eric Rowinsky, the Chairman of our Board of Directors, (b) Robert Gagnon, a member of our Board of Directors, (c) Suzana Nahum-Zilberberg, a member of our Board of Directors, subject to her re-election as a director at the Meeting, and (d) Ori Hershkovitz, a director nominee, subject to his election as a director at the Meeting;

4.      To approve an amendment to the annual bonus terms of Mr. Isaac Israel, our Chief Executive Officer and a director; and

5.      To approve the payment of the discretionary portion of the 2020 annual bonus to Mr. Isaac Israel, our Chief Executive Officer and a director, and the payment of such portion of the bonus in the form of our American Depositary Shares (“ADSs”).

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss the consolidated financial statements of the Company for the year ended December 31, 2020.

Only shareholders and holders of the Company’s ADSs of record at the close of business in New York on Monday, November 15, 2021 (the “Record Date”) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms from Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction form in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction form.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange (the “TASE”), may vote in the Meeting in person or through a voting slip, by completing, dating, signing and mailing the voting slip to the Company’s offices so that it is received by the Company no later than four (4) hours prior to the designated time of the Meeting, namely by no later than Wednesday, December 22, 2021, 12:30 p.m. Israel time. Such shareholders (whether attending the Meeting in person or voting through a voting slip) must also provide the Company with an ownership certificate confirming their ownership of our ordinary shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the Israel Securities Authority (the “ISA”). You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until six (6) hours prior to the Meeting commencement, namely by no later than Wednesday, December 22, 2021, 10:30 a.m. Israel time.

A holder of ordinary shares at the close of business on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the company stamp or by an authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company offices no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

The full version of the proposed resolutions may be viewed in the proxy statement, which together with the accompanying voting instruction form and voting slip (collectively, the “Proxy Materials”), will be available to the public on the Securities and Exchange Commission’s website at http://www.sec.gov. This Notice of Annual General Meeting of Shareholders and the Proxy Materials will also be submitted to the ISA and TASE and will be available on their respective websites for listed company reports. The Proxy Materials will also be made available on our corporate website and may also be viewed at our offices during regular business hours at 4 Oppenheimer Street, Science Park, Rehovot, Israel; Tel: +972-3-9333121. Our company’s representative is Nir Livneh, our Vice President-Legal Affairs and Secretary, who can be reached at telephone: +972-3-9333121 or email: nirl@purple-biotech.com. Detailed voting instructions are provided in the proxy statement, the voting instruction form and the voting slip.

Quorum

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Wednesday, December 29, 2021, at 4:30 p.m. (Israel time) at the Company offices (each such adjourned meeting is referred to as an “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of such Adjourned Meeting if no quorum is present at the original date and time, and no further notice of the Adjourned Meeting will be given to shareholders.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of the proposals.

In addition, the approval of each of Proposal 4, Proposal 5.a. and Proposal 5.b. also requires that either (i) a majority of the shares, including those represented by ADSs, held by shareholders or ADS holders (as applicable) who are neither controlling shareholders nor have a personal interest in the matter, participating and voting on the matter at the Meeting as Valid Meeting Participants (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares, including those represented by ADSs, voted against the proposal by the disinterested shareholders described in clause (i) does not exceed two-percent (2%) of our outstanding voting rights (either of (i) or (ii) being referred to as a “Special Majority”).

We are not aware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 4, Proposal 5.a. or Proposal 5.b. A shareholder who votes via voting slip or an ADS holder who signs and returns a voting instruction form will be deemed to be confirming that such shareholder or ADS holder, and any related party of such shareholder or ADS holder, is not a controlling shareholder for purposes of Proposal 4, Proposal 5.a. or Proposal 5.b. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 4, Proposal 5.a. or Proposal 5.b., you should contact Nir Livneh, our Vice President-Legal Affairs and Secretary, at telephone: +972-3-9333121 or email: nirl@purple-biotech.com.

2

Under the Israeli Companies Law, 1999 (the “Companies Law”), each shareholder or ADS holder (as applicable) voting on Proposal 4, Proposal 5.a. or Proposal 5.b. is required to indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in the proposal. Otherwise, the shareholder or ADS holder is not eligible to vote on Proposal 4, Proposal 5.a. or Proposal 5.b. and his or her or its vote will not be counted for the purposes of such proposal. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Written position statements must be submitted to the Company by no later than 4:30 p.m. Israel time on Sunday, December 12, 2021.

Sincerely,
/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

November 10, 2021

3

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PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of ordinary shares, no par value, and to holders of American Depositary Shares (“ADSs”), each representing ten ordinary shares issued by the Bank of New York Mellon (“BNY Mellon”), in connection with the solicitation of proxies on behalf of the Board of Directors of Purple Biotech Ltd. (“we,” “us,” “our,” “Purple,” or the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, December 22, 2021, at 4:30 p.m. Israel time at our executive offices at 4 Oppenheimer Street, Science Park, Rehovot, Israel (the “Company Offices”).

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) the election of Isaac Israel, Suzana Nahum-Zilberberg and Ori Hershkovitz as members of the third class of directors of the Board of Directors, each for a three-year term until the annual general meeting to be held in 2024, and until their respective successors are duly elected and qualified; (ii) the approval of the issuance by the Company of a letter of exemption and letter of indemnification to Robert Gagnon, as a member of our Board of Directors; (iii) the grant of equity-based awards to each of (a) Dr. Eric Rowinsky, the Chairman of our Board of Directors, (b) Robert Gagnon, a member of our Board of Directors, (c) Suzana Nahum-Zilberberg, a member of our Board of Directors, subject to her re-election as a director at the Meeting, (d) Ori Hershkovitz, a director nominee, subject to his election at the Meeting; (iv) the approval of an amendment to the annual bonus terms of Mr. Isaac Israel, our Chief Executive Officer and a director; and (v) the approval of the payment of the discretionary portion of the 2020 annual bonus to Mr. Isaac Israel, our Chief Executive Officer and a director, and the payment of such portion of the bonus in the form of our ADSs. In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2020.

We are currently not aware of any other matters that may be raised at the Meeting. If any other matters are properly raised at the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Record Date; Shareholders and ADS Holders Entitled to Vote

Only shareholders and holders of our ADSs of record at the close of business in New York on Monday, November 15, 2021 (the “Record Date”) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof. As of November 8, 2021, 177,032,635 ordinary shares were issued and outstanding (excluding one dormant ordinary share held in treasury).

How to Vote

•        Voting by voting instruction form for holders of ADSs.    Holders of ADSs (whether registered in their name or in “street name”) will receive from BNY Mellon (which acts as the Depositary for the ADSs) a voting instruction form in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY

Mellon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon voting instruction form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares. ADS holders should return their BNY Mellon voting instruction form by no later than the date and time set forth on such voting instruction form.

•        Voting in person or by voting slip for holders of ordinary shares.    Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through a member of the Tel Aviv Stock Exchange (“TASE”) who did not convert their ordinary shares to ADSs may vote in person at the Meeting or through a voting slip. In order to attend and vote in person at the Meeting, all such shareholders must have a form of government-issued photograph identification (e.g., passport or certificate of incorporation (as the case may be)). A shareholder whose ordinary shares are registered with a TASE member must also provide us, whether attending the Meeting in person or voting through a voting slip, an ownership certificate (as of the Record Date) from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. This Proxy Statement also serves as a voting slip pursuant to the Israeli Companies Regulations (Voting Slip and Position Statements), 5766-2005.

A shareholder whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member that holds the shares on the shareholder’s behalf by e-mail (for no charge) a link to the text of the voting slip and any position statements posted on the website of the Israel Securities Authority (the “ISA”), unless the shareholder notified such TASE member that he or she or it is not interested in receiving such link and position statements, provided that such notification was provided by the shareholder with respect to a particular securities account prior to the Record Date. All voting slips (together with proofs of ordinary share ownership and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above no later than four (4) hours prior to the designated time of the Meeting, namely by no later than Wednesday, December 22, 2021, 12:30 p.m. Israel time.

Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the ISA. You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until six (6) hours prior to the Meeting commencement, namely by no later than Wednesday, December 22, 2021, 10:30 a.m. Israel time.

Forms of each of the voting slip and the BNY Mellon voting instruction form for holders of the Company’s ADSs will also be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov. Each of these will also be filed with the ISA and TASE and will be available on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

•        Voting by proxy for holders of ordinary shares.    A holder of ordinary shares at the end of the trading day on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the Company stamp or by an authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

Change or Revocation of Vote

A holder of ADS who has executed and returned a voting instruction form or a shareholder who has executed and returned a voting slip may revoke its voting instructions at any time before the deadline by filing with BNY Mellon (in the case of holders of ADSs) or with the Company (in the case of holders of ordinary shares) a written notice of revocation or a duly voting instruction form or voting slip (as applicable) bearing a later date. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a shareholder of record, you may change your vote at any time by attending the Meeting and voting in person or, in the event you have provided a proxy, prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our VP Legal Affairs and Secretary or by granting a new proxy bearing a later date. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Quorum

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip (paper or electronic), or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Wednesday, December 29, 2021, at 4:30 p.m. (Israel time) at the Company Offices (each such adjourned meeting is referred to as an “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of such Adjourned Meeting if no quorum is present at the original date and time, and no further notice of the Adjourned Meeting will be given to shareholders.

Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by BNY Mellon, are counted as present and entitled to vote for purposes of determining a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of the proposals.

In addition, the approval of each of Proposal 4, Proposal 5.a. or Proposal 5.b. also requires that either (i) a majority of the shares, including those represented by ADSs, held by shareholders or ADS holders (as applicable) who are neither controlling shareholders nor have a personal interest in the matter, participating and voting on the matter at the Meeting as Valid Meeting Participants (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares, including those represented by ADSs, voted against the proposal by the disinterested shareholders described in clause (i) does not exceed two-percent (2%) of our outstanding voting rights (either of (i) or (ii) being referred to as a “Special Majority”).

We are not aware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 4, Proposal 5.a. or Proposal 5.b. A shareholder who votes via voting slip or an ADS holder who signs and returns a voting instruction form will be deemed to be confirming that such shareholder or ADS holder, and any related party of such shareholder or ADS holder, is not a controlling shareholder for purposes of Proposal 4, Proposal 5.a. or Proposal 5.b. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 4, Proposal 5.a. or Proposal 5.b, you should contact Nir Livneh, our Vice President-Legal Affairs and Secretary, at telephone: +972-3-9333121 or email: nirl@purple-biotech.com.

Under the Israeli Companies Law, 1999 (the “Companies Law”), each shareholder or ADS holder (as applicable) voting on Proposal 4, Proposal 5.a. or Proposal 5.b. is required to indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in the proposal. Otherwise, the shareholder or ADS holder is not eligible to vote on Proposal 4, Proposal 5.a. or Proposal 5.b. and his or her or its vote will not be counted for the purposes of such proposals. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

FameWave Shareholder Voting Undertaking

In connection with our acquisition of FameWave Ltd. (“FameWave”) in January 2020, each of the investment funds and the other FameWave shareholders party to the registration rights agreement entered into at the closing of the FameWave transaction signed a Shareholder’s Undertaking containing, amongst other matters, an undertaking that during the 6-12 month lock-up period, and, subsequent to such lock up period, until the earlier of: (i) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of our then issued and outstanding ordinary shares or (ii) 24 months following the date of the undertaking, the shareholder shall cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control not to be voted (i) against persons nominated and recommended to serve as directors of the Company by our board of directors and/or any applicable committee thereof and (ii) with respect to any other action, proposal or matter to be voted on by our shareholders, in a manner inconsistent with the recommendation of our board of directors or any applicable committee thereof; provided, however, that the undertakings in sub-clauses (i) and (ii) above shall not apply to: (1) matters under Sections 270(1), 270(2), 270(3) and 270(4) of the Companies Law and matters which require the declaration by officers or shareholders of a personal interest and/or affiliation with a controlling shareholder within the meaning of the Companies Law, (2) matters directly affecting the development of the technology controlled by FameWave, and (3) where, based on a legal opinion received in writing by the shareholder, the shareholder reasonably believes that such vote by the shareholder may impose a liability on the shareholder, subject to certain exceptions relating to significant corporate transactions.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written position statement (“Position Statement”) to the Company Offices, Attn: Gil Efron, President and Chief Financial Officer. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations. We will furnish to the Commission on Form 6-K any legally compliant Position Statements received by us and will make them available to the public on the website of the Commission at www.sec.gov, of the ISA at www.magna.isa.gov.il and of the TASE at www.maya.tase.co.il. Position Statements must be submitted to us by no later than 4:30 p.m. Israel time on Sunday, December 12, 2021.

Solicitation of Proxies

We may bear the reasonable and actual cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon voting instruction form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Annual General Meeting of the Shareholders, the Proxy Statement, and the voting slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs only for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners and to the extent such costs were actually incurred by such holders of ADSs on street name. In addition to solicitation by mail, certain of our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission are available to the public on the Commission’s website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings can be reviewed on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Additionally, we are not required to file periodic reports and financial statements with the Commission under the Exchange Act as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Companies Law) for the year ended December 31, 2020, see “Item 6. Directors, Senior Management and Employees — Compensation — Executive Compensation” of our annual report on Form 20-F for the year ended December 31, 2020, as amended, filed with the Commission on March 16, 2021.

Principal Accountant Fees and Services

For information regarding the fees incurred by us for Somekh Chaikin, a member of KPMG International, our independent registered public accounting firm, for audit and other services for the year ended December 31, 2020, see “Item 16C. Principal Accountant Fees and Services” of our annual report on Form 20-F for the year ended December 31, 2020, as amended, filed with the Commission on March 16, 2021.

Proposal 1
ELECTION OF THREE DIRECTORS TO SERVE AS Third class DIReCTORS

Background

Under our amended and restated Articles of Association, the number of directors on our Board of Directors will be no less than four and no more than nine and will be divided into three classes. Each class consists, as nearly equal in number as practicable, of one-third of the total number of directors constituting the entire Board of Directors. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified. Under our amended and restated Articles of Association, the majority of the members of our Board of Directors shall be residents of Israel, unless our center of management is transferred to another country in accordance with a resolution of our Board of Directors by a majority including at least 75% of the participating director votes.

Our Board of Directors is currently comprised of eight directors and is divided into three classes, as follows:

Name	Age	Position
First Class of Directors Serving until 2022 Annual General Meeting
Eric Rowinsky, M.D.(1)	65	Independent Director and Chairman of the Board of Directors
Ido Agmon(1)(2)	44	Independent Director
Robert Gagnon(3)	47	Independent Director
Second Class of Directors Serving until 2023 Annual General Meeting
Simcha Rock(1)	71	Director
Steven Steinberg(2)(3)	60	Independent Director
Third Class of Directors Serving until 2021 Annual General Meeting
Isaac Israel	43	Chief Executive Officer and Director
Suzana Nahum-Zilberberg(2)	50	Independent Director
Revital Stern-Raff(3)	47	Independent Director

____________

(1)      Member of our nominations committee

(2)      Member of our compensation committee

(3)      Member of our audit committee

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our Board of Directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. In September 2020, our Board of Directors established a non-independent Nominations Committee, whose role is to (among other things) identify and recommend to the Board of Directors for selection, director nominees for election by the shareholders, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors.

At the Meeting, the terms of the three members of our third class of directors, Isaac Israel, Suzana Nahum-Zilberberg and Revital Stern-Raff, expire. Ms. Stern-Raff will not be standing for re-election at the Meeting. Our Nominations Committee recommended, and our Board of Directors approved, that each of Isaac Israel and Suzana Nahum-Zilberberg be re-elected at the Meeting as a third class director for an additional three year term to expire at the 2024 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified or until their respective office is vacated in accordance with our Articles of Association and the Companies Law. In addition, our Nominations Committee recommended, and our Board of Directors approved, that Ori Hershkovitz be elected as a director at the Meeting for the first time, to serve as a third class director for a three year term to expire at the 2024 annual general meeting of our shareholders, and until his respective successor has been duly elected and qualified or until his respective office is vacated in accordance with our Articles of Association and the Companies Law. Subject to shareholder approval of the above director nominees, our Board of Directors will consist of eight members, six of whom satisfy the independence requirements of the Nasdaq Listing Rules.

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise, as defined in regulations promulgated under the Companies Law. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that each of Robert Gagnon, Suzana Nahum-Zilberberg, Simcha Rock, Steven Steinberg and Ori Hershkovitz are deemed to have such expertise.

Other than the certain Shareholders Undertakings of former shareholders of FameWave, as detailed above under “FameWave Shareholder Voting Undertaking,” currently there is no other agreement between us and any shareholder regarding the nomination or appointment of directors.

Suitability of Director Nominees

Our Nominating Committee and Board of Directors have reviewed the qualifications and suitability of each of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical and financial experience. In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and that he or she possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated the three director nominees for election as third class directors, to hold office until our 2024 annual general meeting of shareholders, and until their respective successors have been duly elected and qualified, or until their respective office is vacated in accordance with our Articles of Association and the Companies Law.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, Suzana Nahum-Zilberberg and Ori Hershkovitz will each be entitled to the same cash compensation that we have paid to each of our non-executive directors since our extraordinary general meeting in July 2017, of an annual fee in the amount of $40,000 for service on our Board of Directors, an additional $3,500 annual fee for service on each permanent committee of the Board of Directors, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary (if applicable), provided, however, that the maximum annual fee for services on our Board of Directors, its committees and/or on the Board of Directors of any subsidiaries shall not exceed $47,000. Such annual fees shall be paid pro-rata for service during any part of a year. In addition, we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum, and we reimburse directors for any direct expenses incurred during the performance of their duties (such as travel expenses). The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel, are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. Such non-executive director fees are consistent with our Compensation Policy approved by our shareholders on August 6, 2020. If they are elected as directors at the Meeting, the approval of the election of Suzana Nahum-Zilberberg and Ori Hershkovitz will be deemed to be an approval of the foregoing cash compensation. Isaac Israel, who also serves as our Chief Executive Officer, does not receive any additional compensation for his services as a director. In addition, if elected at the Meeting, the director nominees will benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and Mr. Israel will continue to benefit from the indemnification and exemption letter agreements that we previously entered into with him.

In connection with the appointment of Ms. Nahum-Zilberberg to serve as a third class director by our Board of Directors in May 2021, pursuant to the approval of our Compensation Committee and Board of Directors, we issued to her our standard letter of exemption and standard letter of indemnification, each of which will be in effect until the Meeting, in accordance with the relief regulations promulgated under the Companies Law that exempt the issuance of such letters from shareholder approval with respect to the period until our next general meeting of shareholders, and thereafter, the continued effectiveness of such letters is subject to the approval of our shareholders at the Meeting. Accordingly, if Ms. Nahum-Zilberberg is elected at the Meeting, the approval of her election will be deemed to be an approval of the issuance by the Company to Ms. Nahum Zilberberg, as a member of our Board of Directors, of the letter of exemption and letter of indemnification in the form that was issued to her upon her appointment to the Board in May 2021. In addition, our Compensation Committee and Board of Directors approved, subject to shareholder approval at the Meeting, our issuance of our standard letter of exemption and our standard letter of indemnification to Mr. Ori Hershkovitz, subject to his election at the Meeting Accordingly, if Mr. Hershkovitz is elected at the Meeting, the approval of his election will be deemed to be an approval of the issuance by the Company to Mr. Hershkovitz, as a member of our Board of Directors, of our standard letter of exemption and letter of indemnification, each effective as of his election. The foregoing letters of exemption and letters of indemnification are in the form of each such letter previously approved by our shareholders and which are attached as Exhibit 10.5 and Exhibit 10.6, respectively, to the Registration Statement on Form F-1 filed by the Company with the Commission on September 24, 2015. Each of our Compensation Committee and Board of Directors also determined that such forms of letter of exemption and letter of indemnification and their respective terms are in accordance with our Compensation Policy approved by our shareholders on August 6, 2020. In addition, at the Meeting, shareholders are being asked to approve the grant of equity-based awards to each of Ms. Nahum-Zilberberg and Mr. Hershkovitz (see Proposal 3).

Nominees for Director

Biographical information concerning each of the nominees for election as third class directors at the Meeting is set forth below.

Isaac Israel has served as our chief executive officer and a member of our Board of Directors since October 2012. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008, Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. Mr. Israel served as a member of the board of directors of various private and public healthcare corporations, including as chairman of the board of a public healthcare corporation, NextGen Biomed Ltd., which is traded on the TASE.

Suzana Nahum-Zilberberg has served as a member of our Board of Directors since May 2021. Ms. Nahum-Zilberberg currently serves as Vice Chairman of the Board of BioLight Life Science Ltd., which is traded on the TASE, and from 2011 to 2020 served as its chief executive officer. Ms. Nahum-Zilberberg also serves as a director at Human Xtention Ltd. and Nextferm Technologies Ltd., both of which are traded on the TASE, and a number of private companies. Prior to joining BioLight, Ms. Nahum-Zilberberg held a number of leadership positions at Teva Pharmaceuticals Industries, including Vice President of Asia and Pacific and Director in the office of the President and CEO. Ms. Nahum-Zilberberg holds a B.A. degree in accounting and economics and an M.B.A. degree, and is a Certified Director, all from Tel Aviv University, and graduated from the INSEAD Asian International Executive Program. Ms. Nahum-Zilberberg is a certified public accountant.

Ori Hershkovitz has held various positions in life sciences investment funds over many years. From 2019, Mr. Hershkovitz has been providing consulting services to various life sciences companies. From 2015 to 2019, Mr. Hershkovitz served as a Managing Partner and CIO of Nexthera Fund, a healthcare hedge fund based in New York, managing over $400 million in assets. From 2006 to 2014, Mr. Hershkovitz served as the Managing Partner and Head of Research at Sphera Fund in Tel-Aviv, managing over $700 million in assets. From 2001 to 2006, Mr. Hershkovitz served as Senior Pharmaceutical Equity Analyst at Leader & Co. Investment House Ltd. in Tel Aviv, and from 1999 to 2001 Mr. Hershkovitz served as a Pharmaceutical Equity Analyst at Ilanot Batucha Investment House Ltd. Mr. Hershkovitz currently serves on the Board of Directors of Matricelf Ltd. (TASE: MTLF), and from 2013 to 2016 served as a member of the Board of Directors of MicroMedic Ltd. (TASE:MCTC) and Medigus Ltd. (Nasdaq: MDGS). Mr. Hershkovitz holds a B.A degree in Business Administration and Finance from Tel Aviv University, and is a licensed investment advisor.

Approval Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve the election of each of the director nominees named above as a third class director for a three-year term to expire at the 2024 annual general meeting of shareholders. Each director nominee shall be voted on separately.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the election of each director nominee named above as a third-class director for a three-year term to expire at the 2024 annual general meeting of shareholders, on the terms described in Proposal 1.

Proposal 2
approvAL OF the ISSUANCE OF A Letter of EXEMPTION and letter of indemnification by the Company to Robert Gagnon

Background

Under the Companies Law, any arrangement between a company and a director relating to his or her compensation, including an undertaking to indemnify and exculpate a director, must be approved by the company’s compensation committee, board of directors and shareholders, in that order. According to relief regulations promulgated under the Companies Law, the compensation committee and board of directors may approve the terms of engagement of a director effective as of the date of his/her respective appointment as a director without requiring shareholder approval with respect to the period until the company’s next general meeting of shareholders, if such engagement terms are consistent with the company’s compensation policy that was approved by the company’s shareholders in accordance with the Companies Law and are no more beneficial to the director as compared to the engagement terms of the other directors.

Robert Gagnon was appointed by our Board of Directors on February 28, 2021, to serve as a first class director until the 2022 annual general meeting. In connection with the appointment of Mr. Gagnon, following the approval of our Compensation Committee and Board of Directors, we issued to him our standard letter of exemption and our standard letter of indemnification, each of which will be in effect until the Meeting, in accordance with the relief regulations promulgated under the Companies Law described above, and thereafter, the continued effectiveness of such letters is subject to the approval of our shareholders at the Meeting. The letter of exemption and letter of indemnification are in the form of each such letter previously approved by our shareholders and which are attached as Exhibit 10.5 and Exhibit 10.6, respectively, to the Registration Statement on Form F-1 filed by the Company with the Commission on September 24, 2015. Each of our Compensation Committee and Board of Directors also determined that such forms of letter of exemption and letter of indemnification and their respective terms are in accordance with our Compensation Policy approved by our shareholders on August 6, 2020. Accordingly, at the Meeting shareholders are being asked to approve the issuance of each of the letter of exemption and letter of indemnification to Mr. Gagnon, as a member of our Board of Directors. If this Proposal 2 is not approved by shareholders at the Meeting, the letter of exemption and letter of indemnification previously issued to Mr. Gagnon shall terminate effective as of the Meeting.

Under the Companies Law, an Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated Articles of Association include such a provision. A company may not exculpate an office holder from liability for a breach of a fiduciary duty and may not exculpate in advance a director from liability arising out of breach of duty of care with respect to a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738 – 1968 (“Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•        a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•        reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

•        a monetary liability imposed on him or her in favor of a payment for a breach offended at an Administrative Procedure (as defined in the Securities Law) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

•        expenses associated with an Administrative Procedure (as defined in the Securities Law) conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may not indemnify or exculpate an office holder against any of the following:

•        a breach of fiduciary duty, except for indemnification for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine, monetary sanction or forfeit levied against the office holder.

Our amended and restated Articles of Association permit us to exculpate and indemnify our office holders to the fullest extent permitted or to be permitted by law.

We have issued letters of indemnity (the “Indemnity Letters”) to each of our current office holders pursuant to which we undertook to indemnify such office holders to the fullest extent permitted by applicable law, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our Board of Directors based on our activities, as set forth in the Indemnity Letters. According to the Indemnity Letters, the total accumulative sum of indemnification that may be paid by us to all office holders that were issued Indemnity Letters will not exceed a sum equal to 25% of our shareholders’ equity according to our latest audited or reviewed consolidated financial statements, as the case may be, as of the date of indemnification. The payment of indemnity amounts will not prejudice the right of office holders to receive insurance coverage benefits. Once we have paid to our office holders the aggregate maximum indemnity amount that we may pay to all our office holders, we will not pay additional indemnity amounts unless the payment of these additional amounts is approved by the authorized corporate bodies according to the applicable law at the time of payment of the additional indemnity sums, and subject to an amendment to our Articles of Association if required by applicable law at such time. In addition, we have issued letters of exemption to each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

2. RESOLVED, to approve the issuance by the Company of a letter of exemption and letter of indemnification to Robert Gagnon, as a member of the Board of Directors.

Approval Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve Proposal 2.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of Proposal 2.

Proposal 3
APPROVAL OF THE GRANTS OF EQUITY-BASED AWARDS TO EACH OF (a) Dr. Eric Rowinsky, the Chairman of our Board of Directors, (b) Robert Gagnon, a member of our Board of Directors, (c) Suzana Nahum-Zilberberg, a member of our Board of Directors, and (D) Ori Hershkovitz, A DIRECTOR NOMINEE

Background

Our Compensation Committee and Board of Directors conducted a review of the compensation of Dr. Eric Rowinsky, the Chairman of our Board of Directors, and determined that in view of his significant contribution to our Board of Directors and the time invested by him in assisting the Company, it would be appropriate and in the Company’s best interest to award Dr. Rowinsky additional compensation in the form of options to purchase up to 150,000 ordinary shares, on the terms described below, subject to the approval of our shareholders.

In addition, as described above in Proposal 2, Robert Gagnon was appointed by our Board of Directors on February 28, 2021, to serve as a first class director until the 2022 annual general meeting, Suzana Nahum-Zilberberg was appointed by our Board of Directors on May 12, 2021 to serve as a third class director until the 2021 annual general meeting and she is standing for election as a third class director at the Meeting. Further, at the Meeting Ori Hershkovitz is standing for election as a director for the first time, to serve as a third class director. In connection with the respective election of each of Mr. Gagnon, Ms. Nahum-Zilberberg and Mr. Hershkovitz, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to each of them of (i) options to purchase up to 112,500 ordinary shares and (ii) 112,500 restricted stock units (“RSUs”), on the terms described below, provided that with respect to the award to be granted to Mr. Gagnon, he may elect, at his sole discretion, to receive all of his equity award in the form of stock options, such that he would receive options to purchase up to 225,000 ordinary shares. If the election of Ms. Nahum-Zilberberg or Mr. Hershkovitz as a director under Proposal 1 is not approved at the Meeting, then Ms. Nahum-Zilberberg or Mr. Hershkovitz (as applicable) shall not be entitled to the foregoing equity awards.

Each of the proposed option awards will have an exercise price equal to the quotient of the average closing price of our ADSs on the Nasdaq Capital Market during the 30 days prior to the date of grant divided by ten (10). Each of the proposed equity-based awards will vest over a period of three years from the date of grant, which shall be the date of the Meeting, with one-third of each of the awards vesting on the first anniversary of the date of grant and an additional 8.33% of each of the awards vesting at the end of each subsequent three-month period thereafter, subject to such individual’s continued engagement by the Company on each applicable vesting date. The equity awards, if approved at the Meeting, will be granted under and shall be subject to our 2016 Equity-Based Incentive Plan and the applicable award agreements to be entered into with each of them. Each of Ms. Nahum-Zilberberg’s and Mr. Hershkovitz’s (as applicable) awards, if approved at the Meeting and subject to her or his election (as applicable) as a director at the Meeting, will be granted pursuant to the capital gains track of Section 102 of the Israel Income Tax Ordinance [New Version] 5721-1961. The estimated fair market value of the option award proposed to be granted to Dr. Rowinsky is approximately $46,000 and of the equity awards proposed to be granted to each of Mr. Gagnon, Ms. Nahum-Zilberberg and Mr. Hershkovitz is approximately $84,000, in each case estimated using the average closing price of our ADSs on the Nasdaq Capital Market during the 30 days prior to the date hereof and calculated as set forth above and using the Black & Scholes valuation method.

Each of our Compensation Committee and Board of Directors determined that the grant of the equity awards and their terms are in accordance with our Compensation Policy approved by our shareholders on August 6, 2020.

In conducting their review, the Compensation Committee and Board of Directors considered our compensation philosophies and the provisions of our Compensation Policy, as well as internal consistency and market trends. Our Compensation Philosophy encourages the grant of equity-based compensation to our directors in order to further align their compensation with the long-term interests of our shareholders.

Under the Companies Law, the payment of compensation, including equity-based compensation, to a director, that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.

Proposed Resolutions

It is proposed that each of the following resolutions be adopted at the Meeting:

3.a.: RESOLVED, to approve the grant of options to Dr. Eric Rowinsky, the Chairman of our Board of Directors, in such amount and with such terms and conditions as described in Proposal 3 of the Company’s Proxy Statement for the Meeting.

3.b.: RESOLVED, to approve the grant to Robert Gagnon, a member of our Board of Directors, of equity-based awards, in the form of options and RSUs, in such amounts and with such terms and conditions as described in Proposal 3 of the Company’s Proxy Statement for the Meeting.

3.c.: RESOLVED, subject to her re-election as a director at the Meeting, to approve the grant to Suzana Nahum-Zilberberg, a member of our Board of Directors, of equity-based awards, in the form of options and RSUs, in such amounts and with such terms and conditions as described in Proposal 3 of the Company’s Proxy Statement for the Meeting.

3.d.: RESOLVED, subject to his election as a director at the Meeting, to approve the grant to Ori Hershkovitz of equity-based awards, in the form of options and RSUs, in such amounts and with such terms and conditions as described in Proposal 3 of the Company’s Proxy Statement for the Meeting.

Approvals Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of Proposals 3.a., 3.b., 3.c. and 3.d.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of each of Proposal 3.a., Proposal 3.b., Proposal 3.c. and Proposal 3.d.

Proposal 4
APPROVAL OF AN AMENDMENT TO THE ANNUAL BONUS TERMS OF MR. ISAAC ISRAEL, OUR CHIEF EXECUTIVE OFFICER AND A DIRECTOR

Background

In September 2014, we entered into an employment agreement with Mr. Isaac Israel as our chief executive officer for the provision of services on an 80% basis. Effective as of May 1, 2016, Mr. Israel increased the scope of his engagement with the Company to 100% and is engaged via a services agreement with Uneri Capital Ltd., a private company wholly owned by Mr. Israel (provided, however, that there is no difference to our costs and expenses for such engagement as a service provider instead of as an employee). Certain terms of the services agreement were amended by our shareholders at our annual general meeting held on December 19, 2018. The services agreement, as amended, may be terminated by either party upon 120 days’ advance notice to the other party. For details regarding the compensation to which Mr. Israel is entitled under the services agreement, see “Item 6. Directors, Senior Management and Employees — Compensation — Executive Compensation” of our annual report on Form 20-F for the year ended December 31, 2020, as amended, filed with the Commission on March 16, 2021.

Under the services agreement, as amended, Mr. Israel is entitled to an annual bonus that shall not exceed eight times his monthly fee (which is currently $26,250, and is payable in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amount is paid, but not lower than the exchange rate in effect on January 1, 2017), of which up to six times the monthly fee is based on measurable criteria determined by the Compensation Committee and the Board of Directors in accordance with our Compensation Policy, as in effect from time to time, and up to two times the monthly fee is based on non-measurable criteria.

Proposed Amendments to the Annual Bonus Terms of Mr. Israel

Our Compensation Committee and Board of Directors conducts periodic reviews of our senior management’s terms of office and engagement. In such review, each of our Compensation Committee and Board of Directors considers our compensation philosophies and the provisions of our Compensation Policy, as well as internal fairness and current market trends.

Accordingly, based upon the 2021 periodic review, and in agreement with Mr. Israel, our Compensation Committee and Board approved, subject to shareholder approval, an amendment to the terms of the annual bonus to which Mr. Israel is entitled, which shall be effective commencing as of the annual bonus for 2022. Pursuant to such amendment, in calculating the annual bonus, none of the annual bonus will be based on non-measurable criteria (rather than two times the monthly fee, as is currently the case), and an amount equal to up to eight times the monthly fee (rather than six times, as is currently the case) will be based on measurable criteria, as determined by our Compensation Committee and Board of Directors in accordance with our Compensation Policy, as in effect from time to time.

Except as described above, all terms of the annual bonus of Mr. Israel, as previously approved by our shareholders, will remain unchanged. Each of our Compensation Committee and Board of Directors determined that Mr. Israel’s proposed amended annual bonus is consistent with our Compensation Policy.

Under the Companies Law, the terms of office and engagement, including the grant of a bonus, of a chief executive officer who is a director, that is consistent with a company’s compensation policy, must be approved by the compensation committee, board of directors and shareholders by the Special Majority, in that order.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

4. RESOLVED, to approve an amendment to the annual bonus terms of Mr. Isaac Israel, the Chief Executive Officer of the Company and a director, effective as of the 2022 annual bonus, as set forth under Proposal 4 in the Proxy Statement.

Approval Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve Proposal 4. In addition to the foregoing majority requirement, the approval of Proposal 4 is also subject to receipt of the approval of the Special Majority (as described above).

The Companies Law requires that each shareholder or ADS holder (as applicable) voting on Proposal 4 indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in Proposal 4. Otherwise, the shareholder or ADS holder is not eligible to vote on Proposal 4 and his or her or its vote will not be counted for the purposes of Proposal 4. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of Proposal 4.

Proposal 5
Approval of PAYMENT OF THE discretionary PORTION OF THE 2020 ANNUAL bonus TO Mr. Isaac Israel, OUR CHIEF EXECUTIVE AND A DIRECTOR, AND THE PAYMENT OF SUCH PORTION OF THE BONUS IN THE FORM OF THE COMPANY’S ADSs

As described in Proposal 4 above, under our services agreement, as amended, with Mr. Israel, our Chief Executive Officer and a director, Mr. Israel is currently entitled to (among other things) an annual bonus that shall not exceed eight times his monthly fee (which is currently $26,250, payable in NIS based on the NIS/$ exchange rate as described in Proposal 4 above), of which up to six times the monthly fee is based on measurable criteria determined by the Compensation Committee and the Board of Directors in accordance with our Compensation Policy, as in effect from time to time, and up to two times the monthly fee is based on non-measurable criteria. See Proposal 4 for proposed changes to the structure of Mr. Israel’s annual bonus effective as of the 2022 annual bonus. In calculating the portion of the 2020 annual bonus payment to Mr. Israel for the non-measurable criteria, our Compensation Committee and Board of Directors approved, subject to approval of our shareholders, a payment to Mr. Israel equal to 1.5 times the monthly fee.

In making this determination, our Compensation Committee and Board Directors noted Mr. Israel’s significant contribution to the achievement of our company goals during 2020, including the financings of the Company during the period, the initiation of the clinical trial for our therapeutic candidate NT219, the advancement of the clinical program for our therapeutic candidate CM24, and his management of the Company during the COVID-19 pandemic crisis.

According to Mr. Israel’s request, and as approved by our Compensation Committee and Board of Directors, at the Meeting we are proposing that, subject to the approval of Proposal 5.a., such portion of the 2020 annual bonus payment payable to Mr. Israel for the non-measurable criteria be paid to him in the form of our ADSs. Accordingly, if Proposal 5.a. is approved, we propose to issue to Mr. Israel 10,554 ADSs, which is equal to the current U.S. dollar amount of such NIS bonus payment divided by a price per ADS of $4.44, which is equal to the closing price of our ADSs on the Nasdaq Capital Market on the date prior to the date of the approval of the issuance of the ADSs by our Compensation Committee. As the payment of the annual bonus in the form of ADSs is not specifically authorized under our Compensation Policy, when approving the payment of such portion of the annual bonus in the form of our ADSs, our Compensation Committee and Board of Directors considered the applicable factors required to be considered under the Companies Law when approving compensation that is not consistent with a company’s compensation policy.

Our Compensation Committee and Board of Directors believe that payment of the discretionary bonus in the form of ADSs expresses Mr. Israel’s confidence in the long-term success of our company and the strategic directions we are pursuing, and further incentivizes and aligns Mr. Israel’s long-term interests with those of our shareholders by providing Mr. Israel a greater equity stake in our company. If Proposal 5.a. is approved at the Meeting but Proposal 5.b. is not approved at the Meeting, we shall pay the discretionary portion of the 2020 annual bonus to Mr. Isaac Israel in cash.

Under the Companies Law, the terms of office and engagement, including the grant of a bonus and the payment of any compensation that is not in accordance with a company’s compensation policy, of a chief executive officer who is a director, must be approved by the compensation committee, board of directors and shareholders by the Special Majority, in that order.

Proposed Resolutions

It is proposed that each of the following resolutions be adopted at the Meeting:

5.a. RESOLVED, to approve payment of the discretionary portion of the 2020 annual bonus to Mr. Isaac Israel, our Chief Executive Officer and a director, as set forth under Proposal 5 in the Proxy Statement.

5.b. RESOLVED, subject to the approval of the payment of the discretionary portion of the 2020 annual bonus to Mr. Isaac Israel, our Chief Executive Officer and a director, to pay such bonus in the form of our ADSs, as set forth under Proposal 5 in the Proxy Statement.

Approval Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of Proposal 5.a. and Proposal 5.b. In addition to the foregoing majority requirement, the approval of each of Proposal 5.a. and Proposal 5.b. is also subject to receipt of the approval of the Special Majority (as described above).

The Companies Law requires that each shareholder or ADS holder (as applicable) voting on each of Proposal 5.a. and Proposal 5.b. indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in such matter. Otherwise, the shareholder or ADS holder is not eligible to vote on Proposal 5.a. or Proposal 5.b. (as applicable) and his or her or its vote will not be counted for the purposes of such proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of each of Proposal 5.a. and Proposal 5.b.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, our consolidated audited financial statements for the year ended December 31, 2020. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2020, which form part of our annual report on Form 20-F for the year ended December 31, 2020, as amended, filed with the Commission on March 16, 2021, are available for viewing via the Commission’s website at www.sec.gov as well as under the Investors section of our website at https://purple-biotech.com. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and the regulations promulgated thereunder and our amended and restated Articles of Association. Under Israeli law, one or more shareholders holding, in the aggregate, one percent (1%) or more of the voting rights of the Company (“Proposing Shareholder(s)”), may request to include a proposal on the agenda of a future shareholder meeting by submitting such proposal generally within seven days of publication of a company’s notice with respect to a general meeting of shareholders. Accordingly, any Proposing Shareholder(s) may request to include a proposal on the agenda of the Meeting by submitting to us such proposal in writing, together with the accompanying documentation and information required to be submitted under Israeli law and our amended and restated Articles of Association, no later than 4:30 p.m. Israel time on Wednesday, November 17, 2021, at the Company Offices, Attn: Nir Livneh, Vice President-Legal Affairs and Secretary. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law and our amended and restated Articles of Association for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than Wednesday, November 24, 2021, by way of issuing a press release or submitting a Report on Form 6-K to the Commission and the ISA.

Under Article 62 of our amended and restated Articles of Association, a shareholder (including two or more shareholders that are acting in concert), holding, in the aggregate, one percent (1%) or more of the voting rights of the Company may request, subject to the Companies Law, that our Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Company Secretary has been given timely of such request in writing, and the request complies with all the requirements set forth in our amended and restated Articles of Association, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a request, in respect of any general meeting, must be received at the Company Offices no later than 14 days after the date of first publication by us of our annual consolidated financial statements preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year. We did not receive any such shareholder proposal request during 2021.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

In accordance with the Companies Law, we may, after the date of publication of this Proxy Statement, make changes to the agenda items for the Meeting. In such case, we will publish a revised Proxy Statement, which we will furnish to the Commission on Form 6-K and file on the Commission’s website at www.sec.gov, and which we will submit to the ISA and the TASE and make available on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT, WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 10, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY OTHER DATE.

By Order of the Board of Directors,
/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

November 10, 2021

VOTING SLIP FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

Company name:    Purple Biotech Ltd., company no. 520031238

Company address (for submission and delivery of Voting Slips):    4 Oppenheimer Street, Science Park, Rehovot 6701101, Israel, email: nirl@purple-biotech.com; or fax: +972-153-39311321, Attn.: Nir Livneh, Vice President-Legal Affairs and Secretary

Meeting date:    Wednesday, December 22, 2021, at 4:30 p.m. (Israel time).

Meeting type:    Annual General Meeting (the “Meeting”).

Record Date:    Monday, November 15, 2021

Shareholder details:

Shareholder name:
Israeli identification number:
For shareholders who do not have an Israeli identification card:
Passport number:
Country of issue:
Valid until:
For shareholders that are corporations:
Corporation number:
Country of incorporation:

Is the shareholder a “Principal Shareholder1”, “Senior Officer of the Company2” or an “Institutional Investor3”?
Yes/No (circle as appropriate)

1         As defined in Section 1 of the Israel Securities Law, 5728-1968 (the “Securities Law”).

2         As defined in Section 37(d) of the Securities Law.

3         As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds) (Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999.

MANNER OF VOTING

(Check or mark “X” clearly in each column in accordance with your voting decision.)

Matter Manner of Voting For Against Abstain Yes No Do you have a “Personal Interest”1 in the Matter of the Proposal? Proposal 1 Proposal 1.a. Proposal 1.b. Proposal 1.c. Proposal 2 Proposal 3.a. Proposal 3.b. Proposal 3.c. To approve the grant of equity-based awards, in the form of options and RSUs, to Suzana Nahum-Zilberberg, a member of the Board of To approve the grant of equity-based awards, in the from of options and RSUs, to Robert Gagnon, a member of the Board of Directors. To approve the grant of options to Dr. Eric Rowinsky, the Chairman of the Board of Directors. Ori Hershkovitz Isaac Israel To approve the election of three directors to serve as third class directors, each for a three year term until the annual general meeting to be held in 2024, and until their respective successors are duly elected and qualified, on the terms set forth in the Proxy Statement: Suzana Nahum-Zilberberg To approve the issuance by the company of a letter of exemption and a letter of indemnification to Robert Gagnon, as a member of the Board of Directors.

2

1   As such term is defined in the Israel Companies Law, 5799 – 1999 (the “Companies Law”), and as described in the Proxy Statement for the Meeting.

Directors, subject to her re-election as a director at the Meeting. To approve the grant of equity-based awards, in the form of options and RSUs, to Ori Hershkovitz, a director nominee, subject to his election as a director at the Meeting. Proposal 3.d. To approve an amendment to the annual bonus terms of Mr. Isaac Israel, the Company’s Chief Executive Officer and a director. Proposal 4 To approve the payment of the discretionary portion of the 2020 annual bonus to Mr. Isaac Israel, the Company’s Chief Executive Officer and a director. Proposal 5.a. Subject to the approval of the payment of the discretionary portion of the 2020 annual bonus to Mr. Isaac Israel, the Company’s Chief Executive Officer and a director, to approve the payment of such bonus in the form of the Company’s American Depositary Shares. Proposal 5.b.

3

If I checked above that I have a “personal interest” in any or all of Proposal 4, Proposal 5.a. or Proposal 5.b., following are details in connection with such “personal interest”:

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, this Voting Slip is only valid when accompanied by a certification of ownership. For shareholders registered in the Company’s shareholder registry, this Voting Slip will only be valid when accompanied by a photocopy of a government-issued photograph identification (e.g., passport, identification card or certificate of incorporation (as the case may be)).

4